EXHIBIT 1

This Schedule is being filed by Cingular Wireless LLC on behalf of BellSouth Personal Communications LLC, a Delaware limited liability company wholly owned by Cingular Wireless LLC and which owns directly the shares of Numerex Corp. reported herein. Such shares were issued in connection with the conversion of 30,000 shares of Series A Preferred Stock of Numerex Corp.